UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         MONEYGRAM PAYMENT SYSTEMS, INC.
                         -------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    60891010
                                    --------
                                 (CUSIP Number)

                              Robert D. Myers, Esq.
                            Transamerica Corporation
                              600 Montgomery Street
                             San Francisco, CA 94111
                                 (415) 983-4000
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 13, 1997
                                 ---------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. []

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



=========== ==================================================================================================
1           Name of Reporting Person   TRANSAMERICA CORPORATION

            IRS Identification No. of Above Person      94-0932740
--------------------------------------------------------------------------------------------------------------
2           Check the Appropriate Box if a Member of a Group                                (a)    [ ]
                                                                                            (b)    [x]
--------------------------------------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------------------------------------
4           Source of Funds   WC

--------------------------------------------------------------------------------------------------------------
5           Check Box if Disclosure of Legal Proceedings is
            Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------------------------------------
6           Citizenship or Place of Organization        Delaware

=========== ==================================================================================================
NUMBER OF                        7            Sole Voting Power                               -0-
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                                 -----------------------------------------------------------------------------
                                  8           Shared Voting Power                           3,274,400*
                                              * See Note to Item 5

                                 -----------------------------------------------------------------------------
                                 9            Sole Dispositive Power                          -0-

                                 -----------------------------------------------------------------------------
                                 10           Shared Dispositive Power   3,274,400*
                                              * See Note to Item 5

============= ================================================================================================
11            Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                                            3,274,400*
              * See Note to Item 5

--------------------------------------------------------------------------------------------------------------
12            Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

--------------------------------------------------------------------------------------------------------------
13            Percent of Class Represented by Amount in Row 11                                  19.70%

--------------------------------------------------------------------------------------------------------------
14            Type of Reporting Person                                                              HC

============= ================================================================================================


Transamerica  Corporation  hereby amends,  as set forth below,  its Statement on
Schedule 13D filed on February 10, 1997 (the "Statement") and amended on March 26, 1997 (the "Amendment") relating to the Common Stock of MoneyGram Payment Systems, Inc. Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.


Item 5.  Interest in Securities of the Issuer

         The response to Item 5 is amended and restated in its entirety as follows:

         (a), (b), (c) and (d) As of August 19, 1997, Transamerica directly owned 989,500 shares of Common Stock. According to the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, the number of shares of Common Stock outstanding as of August 1, 1997 was 16,625,000. Based on such information, the 989,500 shares of Common Stock directly owned by Transamerica represent approximately 5.95% of the class. See Annex B with respect to purchases by Transamerica of Common Stock since the date of the Amendment, all of which were effected through broker-dealers.

         Transamerica may be deemed to beneficially own an additional 2,284,900 shares, which, together with the 989,500 shares reported above, represent approximately 19.70% of the class. Such 2,284,900 shares are owned by direct and indirect subsidiaries of Transamerica that are eligible to file Schedule 13G pursuant to Rule 13d-1 and include 602,000 shares owned for the benefit of unaffiliated investment advisory clients of one of Transamerica's subsidiaries.

         Note: Management of the affairs of Transamerica's subsidiaries, including decisions respecting dispositions and/or voting of the shares of the Common Stock beneficially owned by such subsidiaries, resides in the respective officers and directors of the subsidiaries and is not directed by Transamerica or other subsidiaries. Accordingly, the filing of this Schedule 13D by Transamerica is not intended, and should not be deemed, as an acknowledgment of beneficial ownership or shared voting or dispositive power by Transamerica of the shares of the Common Stock beneficially owned by its subsidiaries, and such beneficial ownership or attribution or shared voting or dispositive power is expressly disclaimed.

         (e) Not applicable.

                                    Signature

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 19, 1997

                                              TRANSAMERICA CORPORATION



                                              By /s/ Richard N. Latzer
                                                 -------------------------------
                                                       Richard N. Latzer
                                                       Senior Vice President and
                                                       Chief Investment Officer

                                                                         ANNEX B

                          Transactions in Common Stock

Transamerica has purchased 654,500 shares of Common Stock in open market transactions since the date of the Amendment at the weighted average prices and in the amounts shown below.

                                                     Average Price Per Share ($)
                 Date                No. of Shares     (excluding commissions)
               --------              -------------   ---------------------------

               April 10                100,000                 10.2788
               April 25                  5,000                  9.75
               April 28                 35,000                  9.625
               April 30                 55,000                  9.3021

               May 1                    31,000                  9.3952
               May 2                    24,000                 10.0677
               May 12                    5,000                 11.5804
               May 13                   32,800                 12.6885
               May 14                   44,400                 12.9269
               May 15                   12,800                 13.4509
               May 20                   10,000                 12.25

               June 6                   10,000                 13.375
               June 10                  65,000                 13.4904
               June 11                  60,000                 13.2708
               June 13                  32,800                 13.2469
               June 16                  20,600                 13.3678
               June 17                  47,500                 13.4079
               June 18                   1,800                 13.25
               June 19                  14,000                 13.50

               July 24                  21,000                 14.9502

               August 4                  5,000                 15.00
               August 8                  5,700                 15.5446
               August 11                 7,000                 16.4893
               August 12                 9,100                 16.6564